SECURITIES AND EXCHANGE COMMISSION

WASHINGTON D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER PURSUANT TO
RULE 13a-16 OR 15d-16 OF THE SECURITIES EXCHANGE ACT OF 1934

March 24, 2003

GRUPO ELEKTRA, S.A. de C.V.

(Exact name of registrant as specified in its charter)

Edificio Parque Cuicuilco (Esmeralda)
Insurgentes Sur No. 3579
Col. Tlalpan
14000 Mexico, D.F., Mexico
(Address of principal executive offices)

1-13200
(Commission File Number)

     [Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.]

Form 20-F	X	Form 40-F

     [Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.]

Yes	No	X

     [If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_____________________.]

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, there unto duly authorized.

GRUPO ELEKTRA, S.A de C.V.
(Registrant)

	By:	/s/ Rodrigo Pliego Abraham

Rodrigo Pliego Abraham Chief Financial Officer
Dated: March 24, 2003.

www.grupoelektra.com.mx

Announces Transactions Between
Grupo Elektra and its Banking Subsidiary

Assures Proper Allocation of Assets and Transparency
Between the Banking and Retailing Operations

     Mexico City, March 24, 2003 – Grupo Elektra S.A. de C.V. (NYSE: EKT, BMV: Elektra*), Latin America’s leading specialty retailer, consumer finance and banking services company, announced today details of a series of transactions between the company and its banking subsidiary (Banco Azteca) that lead to the proper allocation of assets and enhance the transparency between the banking and retailing operations.

     The first series of transactions, subject to comply with mandatory details outlined in Grupo Elektra’s 2008 Senior Notes indenture, include operations for approximately Ps. 650 million:

•	The sale of Grupo Elektra assets related to Banco Azteca’s day-to-day operations is based on the market value of the assets as obtained from an independent appraisal:

•	Computer equipment & software.

•	Transportation equipment (e.g. motorcycles used by collectors).

•	Office furniture & equipment.

•	Satellite network.

•	Store upgrades (i.e., bunkers containing the branches of the bank).

•	The advanced payment of rents and utilities, based on the present value of these items.

     The second series of transactions for approximately Ps. 1.7 billion include five Elektrafin accounts receivable private securitizations. Banco Azteca acquired the preferred certificates issued through a trust in connection with such transactions. As holder of these preferred certificates, Banco Azteca is entitled to receive, on a monthly basis, a predefined payment based on the collection of accounts receivable sold to the trust with a 1.5 to 1 margin. Elektrafin, holder of the subordinated trust certificates, is entitled to receive any amount collected on top of payments to Banco Azteca.

We invite you to visit our award-winning corporate website at www.grupoelektra.com.mx

Except for historical information, the matters discussed in this press release are forward-looking statements and are subject to certain risks and uncertainties that could cause actual results to differ materially from those projected. Risks that may affect Grupo Elektra are identified in its Form 20-F and other filings with the US Securities and Exchange Commission.

Grupo Elektra – Tradition with Vision

Grupo Elektra is Latin America’s leading specialty retailer, consumer finance and banking services company. Grupo Elektra sells retail goods and services through its Elektra, Salinas y Rocha and Bodega de Remates stores and over the Internet. The Group operates almost 900 stores in Mexico, Guatemala, Honduras and Peru. Grupo Elektra also sells and markets its consumer finance and banking products and services through its Banco Azteca branches located within its stores. Financial services include consumer credit, money transfers, extended warranties and savings accounts.

Investor and Press Inquiries:

Esteban Galíndez, CFA	Bernardo Bouffier
Director of Investor Relations	Investor Relations
Grupo Elektra, S.A. de C.V.	Grupo Elektra S.A. de C.V.
Tel. +52 (55) 8582-7819	Tel. +52 (55) 8582-7819
Fax. +52 (55) 8582-7822	Fax. +52 (55) 8582-7822
egalindez@elektra.com.mx	bbouffier@elektra.com.mx